MANAGEMENT DISCUSSION AND ANALYSIS

For the nine months ending

September 30, 2008

Management’s Discussion and Analysis for the nine months ended September 30, 2008

Augusta Resource Corporation

General

The following Management’s Discussion and Analysis (“MD&A”) of Augusta Resource Corporation and its subsidiaries, (the “Company”, “Augusta”, “we”, “us”, “our”) should be read in conjunction with the accompanying Consolidated Financial Statements and Notes for quarter ended September 30, 2008 and with the audited Consolidated Financial Statements for the year ended December 31, 2007, all of which are available at the SEDAR website at www.sedar.com. This MD&A report is current as at November 10, 2008.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and presented in Canadian dollars unless otherwise indicated.

Forward-Looking Statements

Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking statements or information within the meaning of the Securities Act (Ontario). Forward- looking statements or information include statements regarding the expectations and beliefs of management. Forward looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to the Company’s plans at its Rosemont Property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the US. Readers are also advised to consider such forward-looking statements, which speak only as of the date the statements were made.

Augusta Resource Corporation	2

Management’s Discussion and Analysis for the nine months ended September 30, 2008

Description of Business

Augusta and its wholly owned subsidiary, Rosemont Copper Company (“Rosemont”) are engaged in the exploration and development of mineral properties located in Pima County, Arizona. Our properties are in the exploratory and development stages and are thus non-producing and consequently do not generate any operating income or cash flows from operations. The Company depends entirely on equity and debt capital to finance its activities.

Recent Developments

Updated Mineral Resource Statement
In October 2008, the Company completed an updated resource calculation showing a total (oxide, mixed, sulphide) measured and indicated mineral resource increase of 386 million pounds of copper equivalent, which represents a 5 percent increase over the previous resource calculation. The associated inferred resource has increased by 14 percent on the basis of an additional 268 million pounds of copper equivalent. This updated Rosemont resource incorporates the results from 20 new core holes drilled during 2008, as well as the sampling of 10 previously un-sampled geotechnical holes from 2006. These increased resources were added at a cost of less than $0.01 per pound. The new drilling information has also contributed to a greater understanding of the geology of the deposit that has identified a zone of partial oxidation, consisting of “mixed” secondary oxides, primary and secondary sulfides, which have been delineated and separated out for the new mineral resource tabulation. The mixed material occurs along a structural zone in the northwest deposit area.

The following tables present the estimated mineral resources:

TABLE 1: Rosemont Project Measured & Indicated Mineral Resources

Cutoff (% Cu)	Tons (millions)	Copper (% Cu)	Molybdenum (% Mo)	Silver (oz/t Ag)	% Copper Equivalent	Lbs Cu (millions)	Lbs Mo (millions)	Oz Ag (millions)	Lbs CuEq. (millions)
Measured Mineral Resources
Oxides: 0.10	21.6	0.20	---	---	0.20	85	---	---	85
Mixed: 0.25	4.7	0.67	0.007	0.08	0.80	63	0.7	0.4	75
Sulfides:0.20	119	0.54	0.016	0.15	0.82	1,280	38.1	17.6	1,950
Indicated Mineral Resources
Oxides: 0.10	81.7	0.20	---	---	0.20	332	---	---	332
Mixed: 0.25	32.2	0.51	0.005	0.05	0.59	326	3.2	1.5	383
Sulfides:0.20	405	0.48	0.015	0.12	0.74	3,910	121.4	49.0	5,990
Measured + Indicated Mineral Resources
Oxides: 0.10	103.4	0.20	---	---	0.20	417	---	---	417
Mixed: 0.25	36.9	0.53	0.005	0.05	0.62	389	3.9	1.9	458
Sulfides:0.20	524	0.50	0.015	0.13	0.76	5,190	159.5	66.6	7,940

TABLE 2: Rosemont Project Inferred Mineral Resources

Cutoff (% Cu)	Tons (millions)	Copper (% Cu)	Molybdenum (% Mo)	Silver (oz/t Ag)	% Copper Equivalent	Lbs Cu (millions)	Lbs Mo (millions)	Oz Ag (millions)	Lbs CuEq. (millions)
Inferred Mineral Resources
Oxides: 0.10	30.4	0.24	---	---	0.24	147	---	---	147
Mixed: 0.25	14.5	0.42	0.004	0.02	0.48	121	1.2	0.2	139
Sulfides:0.20	161	0.45	0.008	0.07	0.59	1,440	25.7	10.9	1,880

For both tables:
Mineral resource reported within a revised resource pit shell.
Copper equivalence is based on prices of $1.25/lb copper, $18.00/lb molybdenum, and $8.50/oz silver, with no applied recovery factors.

The new measured and indicated oxide mineral resource has added 29 million tons, an increase of 39 percent to the previously calculated resource, at about the same grade of 0.20% Cu. This represents an increase of 120 million pounds of copper. The inferred oxide mineral resource copper content has increased by 21 percent.

Augusta Resource Corporation	3

Management’s Discussion and Analysis for the nine months ended September 30, 2008

The new measured and indicated sulfide + mixed resource has added 18 million tons, an increase of 3 percent to the previously calculated resource, at about the same grade of 0.50% Cu. This represents an increase of 266 million pounds of copper equivalent. This sulfide + mixed summation includes mixed mineral resources of 37 million tons at a 0.53% Cu grade, containing a total of 458 million pounds of copper equivalent. Inferred total sulfide (sulfide + mixed) pounds of copper equivalent have increased by 14 percent.

Metallurgical Update
Flotation test work has continued since the publication of previous results in the August 2007 Bankable Feasibility Study (“BFS”). This program has utilized a representative composite sample approximating the first three years of mine production prepared from the drill hole samples.

The aim of the test work for the 3-year mine composite (comprised of material that would be processed in the first 3 years of operation) was firstly to vary the operating conditions in the flotation circuit to optimize and improve the recoveries for copper, molybdenum and silver; secondly to produce concentrate samples for marketing purposes; and finally to produce tailings samples for further filtration characterization test work for the final engineering design. The results, using a newly developed set of reagents, have been encouraging to date and have produced the following overall recovery ranges for the individual metals - molybdenum 70% - 75%, silver 78% - 80% and copper 84% - 86%. This compares with 2007 BFS recovery estimates of molybdenum 56%, silver 78% and copper 84%.

The trend that the test work represents is of financial importance. The BFS project economics indicate a 3-year payback. Thus any increase in recoveries in this period will allow for improved metal production and cash flow. Further detailed metallurgical test work continues on the balance of mine life production for completion of a BFS update expected by the end of Q4 2008 or early Q1 2009.

Permitting
Significant progress was made in advancing Rosemont’s permitting plan in the third quarter, including:

•	Completion of an extended scoping comment period by the US Forest Service (“USFS”);

•	Initiation of detailed mitigation planning by Rosemont;

•	Modification of the Memorandum of Understanding (“MOU”) between the USFS and Rosemont;

•	A revised schedule from the USFS for the Rosemont Environmental Impact Statement (“EIS”) and issuance of the Record of Decision;

•	Acceptance of the Rosemont Mine Land Reclamation Plan as administratively complete by the Arizona State Mine Inspector; and

•	Completion of a groundwater monitoring well system around the proposed Rosemont project site.

The revised EIS timeline issued by the USFS sets out detailed specific steps in the process and calls for a Record of Decision on Rosemont in July 2010. This is positive news for the project as the new schedule includes the USFS Regional Office review of each step in the process, includes additional public participation in the form of working groups, and for the first time sets a date for the Record of Decision.

Augusta Resource Corporation	4

Management’s Discussion and Analysis for the nine months ended September 30, 2008

Financing
On June 17, 2008 the Company announced that its wholly owned subsidiary, Rosemont had entered into a loan agreement with Sumitomo Corporation of America (“Sumitomo”), a subsidiary of Sumitomo Corporation. The material terms of the facility are that Sumitomo will provide US$40,000,000 to be drawn down by Rosemont over the twelve month period to June 30, 2009 to fund major equipment contracts (US$27 million) and general working capital (US$13 million). Repayment of the loan is for the principal amount plus interest at a rate of LIBOR +1.50% . There are no other fees associated with the facility. The loan is guaranteed by Augusta and secured by the Rosemont common shares and against Rosemont’s assets, including the deposits on the long-lead time equipment being ordered, and will mature in June 2010. In exchange for the loan, Augusta has granted Sumitomo certain rights to negotiate a minority ownership interest in the Rosemont project.

On October 31, 2008, the Company announced that it had signed a letter of intent with Silver Wheaton Corp. (“Silver Wheaton”) regarding a new silver purchase agreement. The new letter supercedes the December 19, 2007 letter of intent between Silver Wheaton and Augusta. An update of Augusta’s August 2007 BFS, reflecting an increased mineral resource, is expected to be completed between December 15, 2008 and January 15, 2009, following which Silver Wheaton and Augusta intend to discuss an efficient structure for a transaction between them. Both companies consider that it is in their best interests to negotiate and complete the new transaction based on a percentage of silver to be determined once the updated study has been completed.

Discontinued Operations
In November 2007 the Company entered into a definitive agreement for the sale of the common shares of DHI Minerals Ltd (“DHI Minerals“) whose wholly owned subsidiary DHI Minerals (US) Ltd. (“DHI Minerals US”) holds the ownership/option interests in the mining properties in White Pine County, Nevada. Regulatory approval was received in late February, the transaction with Ely Gold & Minerals Inc. (“Ely”) (formally known as Ivana Ventures Inc.) closed on February 29, 2008 completing the sale of the Company’s interest in the Mount Hamilton, Shell and Monte Cristo properties.

Overview of Performance

Mineral Properties

Property in Pima County, Arizona

On June 1, 2005, the Company announced that it had entered into an Option Agreement to purchase 100% of the Rosemont property in Pima County, Arizona, subject to a 3% Net Smelter Royalty (“NSR”). The property (which includes patented and unpatented claims, fee land and surface grazing rights that in aggregate total approximately 14,880 acres (6,026 hectares)) is approximately 50 kilometers southeast of Tucson, situated near a number of large porphyry type producing copper mines operated by Freeport-McMoRan Copper & Gold Inc. and ASARCO LLC (“ASARCO”). The property contains three known potentially open-pit mine-able copper/molybdenum/silver (“Cu-Mo-Ag”) skarn deposits on patented mining claims.

In August 2006, the Company commenced the feasibility study on Rosemont with M3 Engineering and Technology Corporation of Tucson, Arizona being awarded the contract after a due bid and selection process. To lead the project internally, the Company appointed Mr. Lance Newman as VP, Project Development and Mr. Mark Stevens as Chief Project Geologist. Both Mr. Newman and Mr. Stevens are seasoned members of the team with proven track records in project development and operations.

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Management’s Discussion and Analysis for the nine months ended September 30, 2008

Additional land surrounding the Rosemont property has been acquired for approximately $6,713,160 of which $2,383,160 was incurred during 2008, $3,780,000 in 2007 and $550,000 in 2006.

The Company delivered the 2007 Rosemont Deposit Mineral Resource Estimate during the first quarter of 2007. The updated resource estimate reports 5.7 billion pounds (“lbs”) of copper and 157 million lbs of molybdenum in measured and indicated resources, and 1.5 billion lbs of copper and 23 million lbs of molybdenum in inferred resources. The estimate also includes a new silver resource for the deposit, which quantifies approximately 66.5 million ounces (“oz”) of silver in measured and indicated resources and 9.3 million oz of silver in inferred resources.

Water conservation is one of the most important components of the Company’s plan to operate the Rosemont Copper project. By the end of the third quarter of 2008, a total of 30,000 acre feet of water delivered by the Central Arizona Project (“CAP”) has been stored in the Tucson Active Management Area (“TAMA”) basin bringing the level stored for Rosemont Copper to a five-year operating supply.

On July 12, 2007 the Company formally filed the Mine Plan of Operations (“MPO”) with the USFS. The detailed plan for Augusta’s Rosemont project includes progressive design, conservation and sustainability initiatives. Highlights of the plan include:

•

Significant Economic Benefits – The Rosemont project will produce more than 230 million pounds of copper per year, along with significant amounts of molybdenum and silver. The Rosemont project alone will produce 10 percent of the entire U.S. copper production for 20 years. About 500 high-paying direct jobs, as well as at least 1,000 indirect jobs will be created, adding over $500 million in local payroll over the mine life and $1.4 billion in goods and services, in addition to local, state, and federal tax revenue.

•

Water Conservation – The Rosemont project design avoids impacts to the Davidson Canyon and Cienega Creek watershed. CAP water is already being purchased and stored in advance. The Rosemont project will add to the local aquifer more water than it will use, leaving a five-percent net water gain in the community. In addition, new water conservation and recycling techniques at the Rosemont project will save 50 to 60 percent of the total water used in traditional mining.

•

Concurrent Reclamation – Reclamation will begin within the first year of mine operation and will feature state-of-the-art practices. They include greenhouse studies for optimum re-vegetation, cattle use to prepare the seedbed for replanting, and construction of perimeter buttresses to stabilize soil and shield visual impact from state highway SH 83. Only a small portion of the final pit configuration will be visible from the highway.

•

Community Conservation – At the end of the estimated 20 years of production, Rosemont will leave open space and conservation easements to the community in perpetuity. In addition, the project will endow funds to support local projects for generations to come.

Feasibility Study
On August 28, 2007, the Company announced the Board approved results of the BFS as a low cost open pit mine with a sulfide concentrator and SX/EW plant to treat sulfide and oxide mineral reserves, respectively.

Augusta Resource Corporation	6

Management’s Discussion and Analysis for the nine months ended September 30, 2008

Highlights of the BFS include (dollar amounts and commodity prices are in $US):

	Commodity Pricing
	Case 1 ($ millions)	Case 2 ($ millions)	Case 3 ($ millions)
NPV 0%	5,116.6	4,468.1	2,100.6
NPV 5%	2,544.4	2,182.9	996.8
NPV 10%	1,312.2	1,093.4	459.2
IRR	30.2%	27.4%	20.9%
Payback Years	2.9	3.2	3.0

*Note NPV is quoted after taxes and royalties.

Case 1 – 60/40 Weighted Average Pricing: M3 uses weighted average metal prices for NI-43-101 reporting purposes, reflecting 60% on three-year historical prices and 40% on two-year forward market prices. These values are $2.61 per pound (lb)Cu, $31.06/lb Mo, $11.37 per ounce (oz) Ag, and $600.20/oz gold (Au).

Case 2 – 36-Month Historical Pricing: For SEC reporting requirements, 36-month trailing average pricing was used at $2.38/lb Cu, $30.47/lb Mo, $9.85/oz Ag, and $536.66/oz Au.

Case 3 – Long Term Metal Pricing: Long-term metal prices were established using the 24-month forward prices for the first operating year trending down to long term fixed prices of $1.50/lb Cu, $15.00/lb Mo, and $10.00/oz Ag and $600.00/oz Au over the next four years.

Annual revenue is determined by applying estimated metal prices to the annual payable metal estimated for each operating year. Sales prices have been applied to all life of mine production without escalation or hedging. The financial evaluation presents the determination of the net present value (“NPV”) after tax, payback period (time in years after production commences to recapture the initial capital investment), and the internal rate of return (“IRR”) for the project. Annual cash flow projections were estimated over the life of the mine based on the estimates of capital expenditures, production costs and sales revenue. The sales revenue is based on the production of three commodities: copper, molybdenum and silver. Gold is also present in the copper concentrates in the form of a saleable by-product credit.

The total capital cost of new construction (includes all direct and indirect costs), for a 75,000 ton per day open pit mine and sulfide copper concentrator plant with a heap leach SX-EW plant for the treatment of oxide copper mineral reserve, is estimated to be $US782.4 million, excluding $US15.4 million for spare parts allocated to working capital. All capital costs are estimated to an accuracy of +/- 15%.

Qualified Person
The BFS and Canadian National Instrument (“NI”) 43-101 Technical Report were prepared by an integrated engineering team led by M3 Engineering & Technology Corporation of Tucson, Arizona as the primary author of the Technical Report. The Technical Report was conducted under the overall review of Dr. Conrad Huss, P.E., of M3 Engineering & Technology Corporation of Tucson, Arizona, an independent Qualified Person under the standards set forth under NI 43-101. Augusta also retained WLR to estimate the Rosemont mineral resources as a part of the NI 43-101 Technical Report. The mineral resource estimation work was performed by or under the direction of Mr. William L. Rose, P.E., WLRC’s Principal Mining Engineer and an independent Qualified Person under the standards set forth by NI 43-101.

Augusta Resource Corporation	7

Management’s Discussion and Analysis for the nine months ended September 30, 2008

Personnel Changes
2008 began with the appointment of Rod Pace as Vice President, Operations for the Company and its wholly owned subsidiary Rosemont Copper Company. Mr. Pace has more than 25 years experience in mine development and operations, working in a broad range of executive and management positions. Mr. Pace has successfully led the start up of nine mining operations between 1999 and 2005, resulting in substantial revenue and margin increases in his role as Vice-President of North American Operations of Washington Group International.

The Company added a key member to its development team by appointing Kathy Arnold as Director of Environmental and Regulatory Affairs early in the first quarter. Ms. Arnold is a registered professional engineer in environmental engineering with nearly 20 years of experience in the mining industry, working previously as the Senior Environmental Engineer for Tetra Tech, Vector Arizona and ASARCO. She has Bachelor’s degrees in computer science, mathematics and mineral processing engineering, and a Master’s degree in project and engineering management from the Montana College of Mineral Science & Technology.

In addition, Rosemont hired Buck Andrews as Controller, and Scott Walston as Purchasing and Supply Manager. Mr. Andrews is a Certified Information Systems Auditor (CISA) with senior financial experience in the mining industry working as Chief Financial Officer for Queenstake Resources and PolyMet Mining. He started his career with Cyprus Mining and spent 12 years progressively moving up from a Senior Accountant to the Manager of Internal Audit. Mr. Walston is a Certified Purchasing Manager from the Institute of Supply Chain Management and is working on a Bachelor of Business from the University of Phoenix. He was formerly the Senior Procurement Specialist with CH2M Hill Energy Services, and prior to that worked as the Materials Controller for ASRC Energy Services, Peak Oilfield Service Company, and Coldweather Contractors.

In May 2008, the Company appointed Fermin Samorano as Mine Manager. Mr. Samorano has a Bachelor’s degree in mining engineering from the University of Arizona and is a seasoned operator with both domestic and international experience in large-scale open pit mining operations. He joins the Company from Corriente Resources where he served as the Project Manager for the Mirador Project in Ecuador. Mr. Samorano is a native of Tucson, where he started his career in supervisory roles at various Arizona copper mines before working as the Senior Mining Operations Manager for Washington Group International at different operations in Venezuela and Nevada.

In September 2008, the Company announced the appointment of Tim C. Baker to its Board of Directors. Mr. Baker is currently the Executive Vice President and Chief Operating Officer of Kinross Gold Corporation. In 2006 he joined Kinross from a lengthy career with Placer Dome, where he served in several key roles including Executive General Manager of Placer Dome Chile, and Senior Vice President of the copper producing Compania Minera Zaldivar.

Exploration Program
In October 2007, the Company embarked on an exploration program near its Rosemont Cu-Mo-Ag orebody. The program combined airborne and ground-based geophysical surveys with a minimum of 15,000 feet (4,570 meters) of diamond drilling to target potential conversion of waste to ore from the northern part of the existing Rosemont open-pit mineable reserve.

Augusta Resource Corporation	8

Management’s Discussion and Analysis for the nine months ended September 30, 2008

Geological mapping and sampling taken around the Rosemont orebody has identified several very promising new exploration targets. The surface work, integrated with drill results from both historical drilling and the Company’s recent drilling, has significantly advanced the understanding of fault displacements on rock units, rock alteration and mineralization. These advances show that faulting has apparently displaced the yet-unexplored western extension of the Rosemont Cu-Mo-Ag deposit approximately 4,500 feet (1,400 meters) to the north.

Early in April 2008, the Company announced the initial drill results from Phase 1 of the exploration program. The assay results were from five holes drilled in an area of what was previously designated as waste in the current feasibility study pit design. The table below summarizes these results and also includes grades from a ninth hole drilled earlier for geotechnical information:

Drill Hole	From (feet)	To (feet)	Interval (feet)	Interval (meters)	%Cu	%Mo	Opt Ag
1 (Vert)	0	615	615	187.4	0.42	0.008	NA
2 (Vert)	15	184	169	51.5	1.06	NA	NA
3 (Angle)	260	755	495	150.9	0.63	0.005	0.11
4 (Angle)	0	120	120	35.6	0.19	NA	NA
4 (Angle)	410	515	105	32.0	0.27	0.001	0.10
4 (Angle)	620	665	45	13.7	0.28	0.010	0.10
5 (Angle)	330	800	470	143.3	0.39	0.006	0.06
6 (Vert)	0	235	235	71.6	0.32	NA	NA

The Phase 1 exploration program has focused on verifying an updated geological model based on recent geophysical surveys and mapping. With the receipt of these positive results, Phase 2 of the program focused on infill drilling to accomplish the definition of an expanded mineral resource and mineral reserve update and was completed during the third quarter of 2008. The updated mineral resource calculation for Rosemont announced in October 2008 includes the positive results of this program.

During the nine months ended September 30, 2008 the Company incurred $1,505,881 on exploration expenditures outside the boundary of the ultimate pit which were expensed.

To September 30, 2008 expenditures related to the Rosemont mineral property and for the purchase of land to be used in the implementation of Augusta’s water strategy, totalled $31,181,728 and deferred development expenditures totalled $43,754,917, of which $10,832,502 was incurred during the third quarter of 2008, $3,433,357 during the second quarter and $1,241,200 during the first quarter.

Augusta Resource Corporation	9

Management’s Discussion and Analysis for the nine months ended September 30, 2008

As at September 30, 2008, the Company’s capitalized costs on its mining assets were as follows:

	Mineral properties costs		Deferred development costs
	September 30	December 31	September 30	December 31
Mineral properties and deferred development	2008	2007	2008	2007
Rosemont, Sanrita, Dawson and Wilmot properties	$31,181,728	$28,798,566	$43,754,917	$28,247,858

Mineral properties costs:	2008	2007
Balance, beginning of period	$28,798,566	$25,017,429
Acquisition costs (1)	2,383,162	3,781,137
Balance, September 30, 2008 and December 31, 2007	31,181,728	28,798,566

Deferred development costs:
Balance, beginning of period	28,247,858	15,471,679
Work program expenditures (2)	15,507,059	12,776,179
Balance, September 30, 2008 and December 31, 2007	43,754,917	28,247,858

Total mineral properties and deferred development costs	$74,936,645	$57,046,424

(1) Property acquisition costs for the location of water well fields and pump stations: in January 2008 the Company purchased a 20-acre land parcel for US$1,204,835. In March 2008 the Company entered into a contract for the purchase of an additional 20-acre land parcel, which is conditional upon certain events. The contract required the payment of a non-refundable deposit of US$100,000 and upon closing will require the payment of an additional US$489,000. Closing will occur 25 days after both: title of the property being established to the Company's satisfaction; and legal physical access to the property, acceptable to the Company is granted. If either of the above two conditions are not met the Company can elect not to proceed with the purchase. In September 2008 the Company purchased an 80-acre land parcel for US$950,000.

(2)Work program expenditures: includes geological, engineering and environmental work programs designed to advance the development of the mineral properties.

Augusta Resource Corporation	10

Management’s Discussion and Analysis for the nine months ended September 30, 2008

Results of Operations

Comparison of the nine months ending September 30, 2008 and 2007

	Nine months ending September 30
	2008	2007	Change

Expenses
Stock based compensation	$2,288,552	$1,339,579	$(948,973)
Salaries,benefits and bonuses	2,168,545	1,305,180	(863,365)
Exploration expense	1,505,881	23,486	(1,482,395)
Legal fees	733,688	542,257	(191,431)
Consulting and communication	599,204	58,770	(540,434)
Other expenses (net)	446,200	158,231	(287,969)
Travel	346,564	190,270	(156,294)
Accounting and audit	216,060	76,450	(139,610)
Office and sundry	209,384	60,323	(149,061)
Filing and regulatory	150,651	189,992	39,341
Recruitment fees	134,907	-	(134,907)
Investor relations	127,643	248,534	120,891
Director's Fees	124,310	36,382	(87,928)
Insurance	121,299	116,487	(4,812)
Rent	116,694	28,136	(88,558)
Amortization	58,129	21,413	(36,716)
Memberships and conferences	29,890	5,928	(23,962)
Fiscal and advisory services	19,586	24,701	5,115

Loss from operations	(9,397,187)	(4,426,119)	(4,971,068)
Interest and other income (net)	449,528	490,394	(40,866)
Foreign exchange loss	(330,325)	(138,291)	(192,034)
Interest and finance charges	(155,498)	(142,136)	(13,362)

LOSS FROM CONTINUING OPERATIONS	(9,433,482)	(4,216,152)	(5,217,330)
Loss from discontinued operations, net of tax	-	(359,939)	359,939

LOSS AND COMPREHENSIVE LOSS	$(9,433,482)	$(4,576,091)	$(4,857,391)

Loss from operations for the nine months ending September 30, 2008 was $9,397,187 an increase of $4,971,068 from the same period in 2007. The loss at September 30, 2008 was $9,433,482 an increase of $4,857,391 from the nine months ending September 30, 2007. The increased loss reflects a higher level of corporate and project development activity that the Company has undertaken with respect to the Rosemont property. Some of the expenditure categories have increased in 2008 as the 2007 comparative reflects the net accumulated expenditures for DHI Minerals as discontinued operations following the signing of an agreement to sell DHI Minerals to Ely.

In conjunction with the sale of DHI Minerals to Ely, all revenue/expenditures pertaining to the subsidiary have been reported as discontinued operations in 2007. Prior to 2008, DHI Minerals captured a portion of the expenditures associated with the Denver office and personnel. In 2008, Rosemont reports all these expenditures.

Stock based compensation expense increased by $948,973. During the nine months ending September 30, 2008, 2,025,000 options were granted of which 360,000 vested immediately compared to 1,185,000 options granted during the comparable period in 2007 with no immediate vesting.

Augusta Resource Corporation	11

Management’s Discussion and Analysis for the nine months ended September 30, 2008

Salaries, benefits and bonuses have increased $863,365 primarily due to new appointments during the first half of 2008 as the Company begins to assemble the operating team for the Rosemont project. In addition to the new hires, classification of discontinued operations accounted for $196,828 of the increased expense in 2008.

During the last half of 2007, the Company initiated an exploration program designed to identify an additional resource near the Rosemont deposit. During the nine months ended September 30, 2008, the Company incurred $1,505,881 on exploration expense.

Legal expenditures increased $191,431 primarily due to the litigation expense associated with the Company defending its property ownership challenged by the ASARCO creditors.

Consulting and communication increased $540,434 during the period primarily from consulting expenses associated with the on-going SOX 404 process review, outsourcing tax planning and compliance, professional services obtained to review compensation levels specific to key groups within the organization and on strategic planning.

Other expenses (net) reflect the cost of operating and maintaining working ranches acquired with the acquisition of the Rosemont property and subsequently. Operating costs have increased reflecting the ramping up of livestock for the new ranch property purchased late in 2007.

Travel costs were significantly higher during the period primarily due to the increased management activity at the Rosemont property and the ongoing efforts to increase awareness of the Company with the shareholder/investing community.

Accounting and audit increased by $139,610 due to the timing of services provided. The year end audit conducted during the first few months of 2008 increased from prior year due in part to additional audit and testing of internal controls over financial reporting as part of the SOX 404 process.

Increased operating expenses for telecommunications, automobile, donations and office expenses associated with the increase in the number of employees and corporate activity contributed to the increase of $81,735 in office and sundry expense over the comparable period. Reclassification of expenditures for discontinued operations accounted for $67,326 of the increase during the period.

Filing and regulatory expenses decreased $39,341 from the comparable period. Additional expenses were incurred in 2007 for the expanded equity base as a result of the June 2007 private placement.

The Company incurred $134,907 in recruitment and relocation fees as the operating team for the Rosemont project is assembled. At the start of the year the Company hired the Vice-President, Operations and several other key operating personnel have been placed over the last nine months.

A reduction of $120,891 in investor relations expenditures occurred during the period due to timing of investor programs. During 2007, the Company undertook several media coverage programs to actively market the Company to institutional and other shareholders and potential shareholders.

Directors’ fees increased in 2008 due to additional committee involvement, timing of recognition of services and increased fee base in line with the market.

Augusta Resource Corporation	12

Management’s Discussion and Analysis for the nine months ended September 30, 2008

Rent increased primarily during the period due to the reclassification of $60,691 from the comparable period to discontinued operations. Additionally during the nine months ended September 30, 2008, rent increased $27,867 due to increased leased rates in both the Denver and Vancouver office over the comparable period in 2007.

Amortization expense increased $36,716 reflecting the increased investment made in capital assets during the later part of 2007 and throughout the current period.

Memberships and conferences increased by $23,962 during the period as key operating personnel attended and participated in industry conferences and pursued professional memberships.

During the period interest income decreased $80,386 due to decreased cash balances. The decrease in interest income was partially offset by an additional increase in other income of $39,520 due largely to the revised receipt and resulting fair value on the proceeds estimated on the sale of DHI Minerals to Ely partially offset by the write-off of a long-term receivable.

The foreign exchange loss increased by $192,034 over the comparable period reflecting the strengthening of the US dollar. The Company reported an unrealized exchange loss on the revaluation of the US dollar note payables, which was partially offset by the US dollar cash and cash equivalents held.

The Company entered into two loan agreements resulting in an increase in interest and finance charges of $13,362 over the comparable period. In February 2007 the Company entered into an agreement for the purchase of land for a water-well field and pump station. The purchase agreement included the assumption of a promissory note bearing 8% interest. At September 30, 2008 the Company recorded $136,876 interest expense on the promissory note. During the second quarter in 2008 the Company entered into a loan agreement with Sumitomo, interest expense of $255,397 has been accrued of which $245,960 has been capitalized and $9,437 expensed on funds drawn on the operating facility and an additional expense of $9,185 in bank charges and interest. The 2007 amount is comprised of $126,675 interest on the promissory note and $15,465 of bank charges and interest.

On May 1, 2007, the Company entered into a Letter of Intent (“LOI”) with Ely respecting the sale of the Company’s interest in the Mount Hamilton, Shell and Monte Cristo properties. Following the completion of a definitive sale agreement in November 2007, the Company reclassified the consolidated results of DHI Minerals to discontinued operations. Following regulatory approval, the transaction with Ely closed on February 29, 2008.

Augusta Resource Corporation	13

Management’s Discussion and Analysis for the nine months ended September 30, 2008

Comparison of the three months ending September 30, 2008 and 2007

	Three months ending September 30
	2008	2007	Change
Expenses
Stock based compensation	$1,310,342	$353,128	$(957,214)
Salaries,benefits and bonuses	732,184	467,222	(264,962)
Exploration expense	-	23,486	23,486
Legal fees	333,667	474,934	141,267
Consulting and communication	55,827	10,069	(45,758)
Other expenses (net)	81,577	91,939	10,362
Travel	130,536	71,910	(58,626)
Accounting and audit	1,350	10,049	8,699
Office and sundry	84,081	29,542	(54,539)
Filing and regulatory	2,094	99,810	97,716
Recruitment fees	23,149	-	(23,149)
Investor relations	61,183	94,922	33,739
Director's Fees	36,701	23,202	(13,499)
Insurance	48,697	3,109	(45,588)
Rent	44,723	10,341	(34,382)
Amortization	27,150	12,075	(15,075)
Memberships and conferences	4,509	5,843	1,334
Fiscal and advisory services	8,151	11,326	3,175

Loss from operations	(2,985,921)	(1,792,907)	(1,193,014)
Interest and other income (net)	12,163	358,203	(346,040)
Foreign exchange loss	(444,244)	(493,801)	49,557
Interest and finance charges	(51,839)	(56,991)	5,152

LOSS FROM CONTINUING OPERATIONS	(3,469,841)	(1,985,496)	(1,484,345)
Loss from discontinued operations, net of tax	-	(146,425)	146,425
LOSS AND COMPREHENSIVE LOSS	$(3,469,841)	$(2,131,921)	$(1,337,920)

During the three months ended September 30, 2008, the Company incurred a loss of $3,469,841 compared to a loss of $2,131,921 in the third quarter of 2007. The changes in comparative results are due primarily to stock based compensation and increased salaries, benefits and bonuses.

Increased corporate activity and personnel contributed to the overall increase in operating expenditures as the Company advances the Rosemont project.

During the quarter, the Company granted 1,675,000 stock options of which 360,000 options vested immediately. Stock based compensation expense increased by $957,214 reflecting the increase in granted options during the year as well as the options that have vested during the quarter. No options were granted during the third quarter of 2007.

New personnel appointments during the first half of 2008 as the operating team for the Rosemont project is assembled contributed to the increase in salaries.

Consulting and communications increased significantly during the quarter by $45,758 as the Company employed professional services for on-going strategic initiatives and the outsourcing of tax planning and compliance.

Legal expenditures decreased $141,267 primarily due to the timing of litigation expenses associated with the Company defending its property ownership challenged by the ASARCO creditors.

Augusta Resource Corporation	14

Management’s Discussion and Analysis for the nine months ended September 30, 2008

Travel increased during the quarter by $58,626 primarily due to increased personnel as well an increase in corporate activities and strategic planning sessions for senior management and the Board of Directors.

Increased operating expenses for telecommunications, automobile, donations and office expenses associated with the increase in the number of employees and corporate activity contributed to the increase of $29,376 in office and sundry expense over the comparable quarter. Reclassification of expenditures for discontinued operations accounted for $25,163 of the increase during the quarter.

Other expenses (net) reflect the cost of operating and maintaining working ranches acquired with the acquisition of the Rosemont property and subsequently. Operating costs increased reflecting the cost of operating a new ranch property and acquiring associated livestock.

A reduction of $33,739 in investor relations expenditures occurred during the third quarter due to timing of investor programs. During the third quarter of 2007, the Company undertook several media coverage programs to actively market the Company to institutional and other shareholders and potential shareholders.

Rent increased primarily during the quarter due to the reclassification of $19,315 from the comparable period to discontinued operations and increased lease rates in 2008.

Directors’ fees increased during the quarter due to additional committee involvement and timing of recognition of services.

Amortization expense increased $15,075 reflecting the increased investment made in capital assets during the later part of 2007 and throughout the current period.

Filing and regulatory expenses decreased $97,716 due to timing of fees. The Company incurred additional charges on the expanded equity base in the third quarter of 2007 following the private placement in late June 2007.

Interest and other income (net) consists of interest income earned on funds invested in short term investments and the revised receipt and resulting fair value on the proceeds estimated on the sale of DHI Minerals to Ely. During the third quarter the Company recognized interest and other income of $12,163 as compared to income of $358,203 recorded in the third quarter of 2007 on higher cash balances. The reduced income recognized during the quarter has been offset by the fair value adjustment of $62,449 for the estimated proceeds received on the sale of DHI Minerals.

The foreign exchange loss of $444,244 reflects the strengthening of the US dollar. The Company reported an unrealized exchange loss on the revaluation of the US dollar note payables, which was partially offset by the US dollar cash and cash equivalents held. During the third quarter of 2007, the Company purchased US dollar short term investments resulting in an exchange loss on the revaluation to Canadian dollars as the US dollar weakened during the quarter.

During the third quarter interest expense consists of $46,584 on the promissory note, $247,144 accrued on the Sumitomo loan facility of which $245,608 was capitalized and $1,536 expensed and $3,719 in bank charges and interest. During the comparable period in 2007, interest expense represents $48,955 on the promissory note and $8,036 in bank charges and interest.

Augusta Resource Corporation	15

Management’s Discussion and Analysis for the nine months ended September 30, 2008

Summary of Quarterly Results

Selected financial information for each of the eight most recently completed quarters of fiscal 2008, 2007 and 2006 are as follows:

Net loss per
share basic
	Revenue	Net loss	& diluted
Sep 2008	Nil	$ (3,469,841)	$ (0.04)
Jun 2008	Nil	$ (3,920,843)	$ (0.04)
Mar 2008	Nil	$ (2,042,798)	$ (0.02)
Dec 2007	Nil	$ (3,134,030)	$ (0.04)
Sep 2007	Nil	$ (2,237,598)	$ (0.03)
Jun 2007	Nil	$ (917,265)	$ (0.01)
Mar 2007	Nil	$ (1,526,905)	$ (0.02)
Dec 2006	Nil	$ (1,242,765)	$ (0.02)

Liquidity

The Company’s mineral exploration and development activities have provided the Company with no sources of income and a history of losses, working capital deficiencies and deficit positions. However, given the nature of its business, the results of operations as reflected in the net losses and losses per share do not provide meaningful interpretation of the Company’s valuation.

On February 29, 2008 the sale of the Company’s interest in the Mount Hamilton, Shell and Monte Cristo properties to Ely closed. In accordance with the definitive agreement completed in November 2007, the consideration for the sale is US$6,625,000 in cash, and warrants exercisable to purchase up to 3,000,000 shares of Ely for eighteen months after closing at the price of $0.50 per share. The cash portion of the purchase price will be payable in installments over five years, with US$1,625,000 ($1,603,875) paid on closing and an additional US$1,000,000 payable each 12 months thereafter.

Combined payments of $10,261,867 (US$10.1 million) for the future delivery of a SAG mill and two ball mills needed for construction of the Rosemont mine were made in January and June 2008. During the second quarter the first payment of $1,062,350 (€0.7 million) for the future supply of three gearless mill drives was made in May 2008 with the second payment of $3,078,300 (€2.1 million) in August 2008. During the third quarter, combined payments of $3,831,970 (US$3.6 million) for the future delivery of three electric mining shovels and a gyratory crusher were made in August and September. All 2008 required payments for long-lead equipment have been made.

Also during 2008, $1,147,126 was spent on water rights payments for water delivered into the local aquifer to be accessed at a later date during operations and $347,709 for new capital asset additions.

Funds of $2,386,068 were used to acquire land for water pumping purposes and $13,466,804 was incurred on deferred development expenditures. In addition to the land acquired during the third quarter ($1,025,386), in the first quarter the Company purchased a property for $1,235,210 and placed a non refundable deposit of $125,472 on another property. In February 2008 the Company made the first of five annual payments of $556,931 (US$556,945) on the promissory note held in connection with the land acquired in February 2007.

Augusta Resource Corporation	16

Management’s Discussion and Analysis for the nine months ended September 30, 2008

Cash used in operations totaled $6,727,878. The Company’s cash position as at September 30, 2008 was $14,787,080 compared with $25,586,997 as of December 31, 2007, a decrease of $10,799,917 after accounting for the favourable exchange rate change of $562,673 on cash equivalents held in US dollars. The Company’s working capital as at September 30, 2008 was $12,175,385 compared with working capital of $28,903,147 as at December 31, 2007, a decrease of $16,727,762.

The Company has $32,304,861 due in long-term liabilities as of September 30, 2008 compared with $1,831,921 on December 31, 2007. The 2008 long-term liabilities consist of a promissory note, advances and the Sumitomo loan facility.

On June 17, 2008 the Company entered into a loan agreement with Sumitomo. The material terms of the facility are that Sumitomo will provide US$40,000,000 to be drawn down by Rosemont over the twelve month period ending June 30, 2009 to fund major equipment contracts (US$27 million) and general working capital (US$13 million). Repayment of the loan is for the principal amount plus interest at a rate of LIBOR +1.50% . There are no other fees associated with the facility. The loan is guaranteed by Augusta and secured by the Rosemont common shares against Rosemont’s assets, including the deposits on the long-lead time equipment being ordered, and will mature in June 2010. At September 30, 2008 a total of $30,553,044 (US$28,861,479) has been drawn on the facility, including accrued interest, the total amount owing is $30,808,441.

The promissory note, bearing interest at 8%, for the purchase of a 53 acre parcel of land south of Tucson for use as a water-well field, pump station, and a possible water recharge location is $2,067,042. At September 30, 2008 $579,823 of the note is current.

The current obligations of the Company through the first quarter of 2009 are expected to be funded with existing cash. The Company is currently in discussions with a number of financial institutions and intermediaries regarding financing alternatives.

The following table lists as of September 30, 2008 information with respect to the Company’s known contractual obligations.

	Payments due by period
		Less than 1	1 -3	3 – 5	More than 5
Contractual Obligations	Total	year	years	years	years
Accounts payable and accrued liabilities (1)	$3,557,891	$3,557,891	$-	$-	$-
Notes, advances and loan facility (2)	36,227,659	613,594	35,614,065	-	-
Long-lead equipment (3)	113,830,626	-	113,830,626	-	-
Operating lease obligations (4)	318,882	31,903	286,979	-	-
Total	$153,935,058	$4,203,388	$149,731,670	$-	$-

(1)	Represents accounts payable and accrued liabilities due within the next 12 months.
(2)

Represents amounts owed to various unrelated parties totaling $32,488. These amounts do not bear interest. US$2,227,780 promissory note for the purchase of a 53 acre parcel of land south of Tucson for a well field, pump station, and as a possible water recharge location. The promissory note bears interest at 8% and requires 4 equal payments for principal and interest of US$556,945 on the February 20 anniversary date commencing February 2008. Also, US$28,861,479 has been drawn on the loan facility with Sumitomo, which including interest to June 30, 2010 would amount to US$31,930,510 or $33,843,147.

(3)

The Company has signed agreements and letter awards for long-lead equipment. Provisions in the agreements allow the Company under certain circumstances and conditions to assign/transfer/or sell the contracts to third parties. In the event the Company does not make the necessary progress payments through to completion of the contract amounts paid to date are not refundable.

(4)

Represents Glendale office rent of US$6,900 per month, under a 36 month lease agreement expiring on June, 2011 and US$1,100 per month for lodging premises in Tucson, under a 12 month lease agreement expiring between July 31, 2009 and Office equipment for approximately US$1,000 per month expiring at the end of 2011.

Augusta Resource Corporation	17

Management’s Discussion and Analysis for the nine months ended September 30, 2008

On December 19, 2007 the Company announced that it had signed an agreement valued at approximately US$29 million with Polysius Corp. (“Polysius”) for the purchase and delivery of a SAG mill and two ball mills needed for the construction of the Rosemont mine. The payments are spread out over two and a half year period starting in January 2008. Payments required in 2008 total US$10.1 million, 2009 - US$11.6 million and 2010 - US$7.2 million. To September 30, 2008 all of the 2008 required payments had been made.

On April 8, 2008 the Company announced the signing of a Letter Award with ABB Switzerland Ltd. for the supply of three gearless mill drives for €27.3 million. Payments required in 2008 total €2.7 million, 2009 - €19.1 million and 2010 - €5.5 million. To September 30, 2008 all of the 2008 required payments had been made.

On April 17, 2008 the Company announced the signing of an engineering, procurement and construction management (“EPCM”) contract with M3 Engineering & Technology Corporation (“M3”). Total payments over the life of the contract are expected to total approximately US$56 million and will be incurred as services are rendered by M3. To September 30, 2008 US$338,900 of the anticipated 2008 payments have been made.

On June 6, 2008 the Company signed a Letter of Award for the purchase of a gyratory crusher. The gyratory crusher is being purchased from Sandvik Mining for total commitments of US$8.6 million with payments in 2008 totaling US$0.6 million, 2009 - US$0.6 million, 2010 - US$5.1 million and 2011 - US$2.3 million. To September 30, 2008 all of the 2008 required payments had been made.

On June 26, 2008 the Company signed a Letter of Award for three electric mining shovels. The shovels are being purchased from Bucyrus International Inc for total commitments of US$63.8 million with payments in 2008 totaling US$3 million, 2009 - US$11.7 million and 2010 - US$49.1 million. To September 30, 2008 all of the 2008 required payments had been made.

These equipment orders will help ensure that mine development and metal production occurs on a timely basis upon the anticipated receipt of the Record of Decision expected in late 2010.

Capital Resources

The Company’s primary capital assets are mineral properties, which are discussed in detail in the section, Overview of Performance.

The Company has no revenue from operations and does not expect to generate any revenue from operations until completion of construction and commencement of operations. We will require additional capital to fund our business plan.

Augusta Resource Corporation	18

Management’s Discussion and Analysis for the nine months ended September 30, 2008

During the current year the Company anticipates that it will require capital for the following:

  Engineering and geological expenditures to advance the Rosemont project and consulting and other fees to advance the EIS and for other permitting activities -$20 million. Expenditures in the fourth quarter are expected to be approximately $5 million.
  The purchase of land to be used for water pumping purposes including the ability to deliver water into storage facilities south of the Pima Mine Recharge Project to be accessed at a later time during production, including the purchase of water - $3,500,000. No additional expenditures are required for the remainder of the year.
  Ongoing direct administrative support of Rosemont project for the year - $3,000,000. Expenditures in the fourth quarter are expected to be approximately $800,000.
  Ongoing administrative expenses for the Company - $3,300,000. Expenditures in the fourth quarter are expected to be approximately $800,000.
  Amounts will be required as deposits for long-lead time equipment. To date such contracts entered into have required 2008 payments of $18 million. No additional expenditures are required for the remainder of the year.
  Exploration expenditures related to a program to expand the mineralized material resource near the Rosemont deposit - $1,500,000. No additional expenditures are required for the remainder of the year.

Current cash reserves (including the Sumitomo loan facility) are expected to last through the first quarter of 2009. The Company has commenced a process of discussions with various financial intermediaries, including potential joint venture partners, with the objective to secure sufficient initial funding to cover expenditures through to the expected completion of the permitting process.

The Company historically has relied upon equity subscriptions to satisfy its capital requirements. The Company may continue to depend upon equity capital to finance its activities. Management continues with its efforts to secure additional debt and equity financing arrangements. There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors.

Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Transactions with Related Parties

At September 30, 2008, $156,582 of accounts receivable (December 31, 2007 - $195,674) is due from related companies, which share office space and certain common directors with the Company. Also, included in accounts receivable at September 30, 2008 is an amount of $99,358 (December 31, 2007 - $70,686) due from a company in which a director of the Company has a 25% interest. At September 30, 2008, $85,150 (December 31, 2007 - $64,000) is due to the Vice President Administration of the Company for accrued salaries.

All related party transactions are recorded at fair value.

Proposed Transactions

There are no undisclosed proposed transactions that will materially affect the performance of the Company.

Augusta Resource Corporation	19

Management’s Discussion and Analysis for the nine months ended September 30, 2008

Critical Accounting Policies

The Company’s Consolidated Financial Statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception, and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. The Company has financed its capital requirements by issuing common stock, notes payable, other equity securities and through the Sumitomo lending facility. There is no certainty that the Company will be able to raise the funds sufficient to support its business plan.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (“GAAP”) requires management to make additional estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates and measurement uncertainty include the determination of the fair value stock based compensation charged to operations as well as the assessment of valuation impairment of the mineral properties, deferred development expenditures, and the long-term receivable from Ely.

The Company follows the practice of capitalizing all costs directly related to acquisition, and development of mineral properties and mineral property projects until such time as mineral properties are put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral properties or projects are abandoned, the related capitalized costs are written-off. On an ongoing basis, the Company evaluates each property and project on results to date to determine the nature of exploration, other assessment and development work that is warranted in the future. If there is little prospect of future work on a property or project being carried out within a three year period from completion of previous activities, the deferred costs related to that property or project are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required. The amounts shown for mineral properties and for deferred development expenditures represent costs incurred to date and are not intended to reflect present or future values.

For stock based compensation (including stock options) and for the valuation of warrants issued by the Company, the Black-Scholes option pricing model is used to determine the fair value of the particular instrument. This model is subject to various assumptions including the expected life of the option and the volatility of the Company’s share price. The Company relies on historical information as the basis for these assumptions.

The Company’s functional and reporting currency is the Canadian dollar. Translations undertaken in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the time the transaction occurred. Monetary assets and liabilities denominated in foreign currencies are translated into equivalent Canadian dollars at the exchange rates in effect at the balance sheet date with any resulting gain or loss being recognized in the consolidated statement of operation and deficit. The effect of fluctuations in exchange rates between the dates of transactions and of settlements are reflected in the statement of operation and deficit.

Augusta Resource Corporation	20

Management’s Discussion and Analysis for the nine months ended September 30, 2008

Changes in Accounting Policies including Initial Adoption

The Company adopted the provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 1400 – Going Concern, Section 3031 – Inventories, and Sections 3862 & 3863 – Financial Instruments – Disclosure and Presentation on January 1, 2008. Other than additional financial statement footnote disclosures, the adoption of these sections had no impact on the Company’s financial statements.

In addition to the above noted accounting policies, on the January 1, 2008 the Company also adopted the CICA Handbook Section 1535 – Capital Disclosures. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its Rosemont property and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk level.

Financial Instruments and Other Instruments

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, notes, loans and advances as reflected in the balance sheet approximate their fair values. Other than the long-term receivable from Ely, which the Company continues to monitor, the Company has no significant concentrations of credit risk.

Share Capital information

As at the date of this report the Company had an unlimited number of common shares authorized for issuance, with 88,734,261 issued and outstanding. From September 30, 2008 to the date of this report no options were granted or exercised.

Outlook

The Company looks forward to submitting all state and federal permit applications as we work with the USFS to prepare a draft EIS. In addition, we are working to finalize a silver-backed financing agreement with Silver Wheaton and identify the remaining financing components for the development of the Rosemont mine. As well, we have commenced design engineering with our EPCM partners, and will continue, assuming financing has been arranged, to secure orders for long lead equipment.

Controls and Procedures

Disclosure Controls

There has been no change in the Company’s disclosure controls during the three months ended September 30, 2008 that has materially affected, or is reasonable likely to materially affect, its controls over disclosures.

Augusta Resource Corporation	21

Management’s Discussion and Analysis for the nine months ended September 30, 2008

Internal Controls over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company’s internal control over financial reporting during the three months ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

Augusta Resource Corporation	22